Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

June 23, 2017	NR 17-8

Alianza Minerals Adds to BP Gold Property, NV

Alianza Minerals Ltd. (TSX-V: ANZ) (“Alianza” or the “Company”) has acquired new ground, by staking additional BLM Iode mining claims at the Company’s BP gold property, located 41 km (25 miles) northwest of the Bald Mountain Mine, Nevada. With the addition of the new claims, the property is now 1,149 hectares (2,840 acres) in size. Forty-eight (48) claims were added to cover prospective geology and anomalous multi-element pathfinder geochemistry.

Jason Weber, President and CEO of Alianza Minerals commented, “The southern extension of the Carlin Trend is emerging as an important region for sediment hosted gold exploration and BP is a key project for Alianza in this district. Recent work identified areas of anomalous geochemistry associated with new jasperoid occurrences and favourable structure that we have highlighted for follow up work. It was important that we extended our claim position to cover these areas.”

The BP property is a sediment-hosted gold target located in Elko County, 57 km south of Carlin. The property has had little previous gold exploration prior to a reconnaissance program in 2010 that identified gold-bearing jasperoid and anomalous gold and pathfinder geochemistry on surface. A 2016 field program identified potential structural conduits for mineralizing fluid flow as evidenced by anomalous pathfinder geochemistry and the presence of barite, clay alteration and limonite staining near the projected intersections of prominent structures.

Additional evidence of favourable structural setting is seen in the eastern portion of the property where repetition of the stratigraphy suggests a series of northeast trending structures. New jasperoid occurrences, elevated in gold and pathfinder geochemistry, were identified along the aforementioned structures in proximity to the projected intersection with northwest trending graben structures. Three areas have been identified for follow up in subsequent programs. Additional mapping, prospecting, soil and rock sampling and geophysical surveys are under consideration for 2017.

BP was acquired in 2013 as part of a package of properties from Almaden Minerals (TSX:AMM). Management is actively seeking a partner to advance BP, as well as its Bellview Property (13 km north of the Bald Mountain Mine), on the southern extension of the Carlin Trend.

About Alianza Minerals Ltd.

Alianza increases the chances of success in mineral exploration by using the “Prospect Generator” business model, focussing on gold and copper exploration in Latin America and Nevada.

The Company has 33.3 million shares issued and outstanding, and is listed on the TSX Venture Exchange (TSX-V: ANZ). Mr. Jason Weber, BSc, P.Geo., Alianza’s President and CEO is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO Sandrine Lam, Shareholder Communications Tel: (604) 687-3520 Fax: (888) 889-4874 To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.